UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hello Group Inc.

(Name of Subject Company (Issuer))

Hello Group Inc.

(Name of Filing Person (Issuer))

1.25% Convertible Senior Notes due 2025

(Title of Class of Securities)

60879BAB3

(CUSIP Number of Class of Securities)

Cathy Hui Peng

Chief Financial Officer

Tel: +86-10-5731-0567

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China +86 (10) 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of July 2, 2018 (the “Indenture”), by and between Hello Group Inc. (the “Company”) and the Bank of New York Mellon, as trustee (the “Trustee”), for the Company’s 1.25% Convertible Senior Notes due 2025 (the “2025 Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the 2025 Notes to require the Company to repurchase the 2025 Notes, as set forth in the Company’s Notice to the Holders dated May 5, 2023 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the 2025 Notes and is obligated to purchase all of the 2025 Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The 2025 Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing two Class A ordinary shares, par value US$0.0001 per share of the Company, subject to the terms, conditions, and adjustments specified in the Indenture and the 2025 Notes. The Company maintains its principal executive offices at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China, and the telephone number at this address is +86-10-5731-0567. The Company’s registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision as to whether to exercise or refrain from exercising the Repurchase Right relating to the 2025 Notes because (i) the consideration being paid to Holders surrendering the 2025 Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding 2025 Notes. The financial condition and results of operations of the Company, its subsidiaries and the variable interest entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a) Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 1.25% Convertible Senior Notes due 2025 issued by the Company, dated as of May 5, 2023.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 5, 2023.

(b)	Not applicable.

(d)	Indenture, dated as of July 2, 2018, between the Company and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-36765) filed with the Securities and Exchange Commission on April 26, 2019).

(g)	Not applicable.

(h)	Not applicable.

(b) Filing Fee Exhibit.

*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Repurchase Right Notice to Holders of 1.25% Convertible Senior Notes due 2025 issued by the Company, dated as of May 5, 2023.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 5, 2023.

(d)	Indenture, dated as of July 2, 2018, between the Company and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-36765) filed with the Securities and Exchange Commission on April 26, 2019).

(b)*	Filing Fee Table

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hello Group Inc.

By:	/s/ Cathy Hui Peng
Name: Cathy Hui Peng
Title: Chief Financial Officer

Dated: May 5, 2023

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